

07069632



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK
PURCHASE, SAVINGS AND SIMILAR PLANS
PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

__X__ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2006

OR

____ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

PROCESSED

JUL 0 5 2007

**THOMSON
FINANCIAL**

Commission file number 001-07107

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

LOUISIANA-PACIFIC
SALARIED 401(k) AND
PROFIT SHARING PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

LOUISIANA-PACIFIC CORPORATION
414 Union Street, Suite 2000
Nashville, Tennessee 37219-1711

LOUISIANA-PACIFIC SALARIED 401(k) AND PROFIT SHARING PLAN

Index to Financial Statements and Schedules

Schedules not filed herewith are omitted because of the absence of conditions under which they are required.

Louisiana-Pacific Salaried 401(k) and Profit Sharing Plan

Financial Statements as of and for the Years Ended December 31, 2006 and 2005, Supplemental Schedule as of December 31, 2006, and Report of Independent Registered Public Accounting Firm

LOUISIANA-PACIFIC SALARIED 401(k) AND PROFIT SHARING PLAN

TABLE OF CONTENTS

NOTE: Schedules not filed herewith are omitted because of the absence of conditions under which they are required.



Deloitte & Touche LLP
Suite 3900
111 SW Fifth Avenue
Portland, OR 97204-3642
USA

Tel: +1 503 222 1341
Fax: +1 503 224 2172
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Administrative Committee of the
Louisiana-Pacific Retirement Plans:

We have audited the accompanying statements of net assets available for benefits of the Louisiana-Pacific Salaried 401(k) and Profit Sharing Plan (the "Plan") as of December 31, 2006 and 2005, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2006 and 2005, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule listed in the accompanying table of contents is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan's management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2006 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

Deloitte & Touche LLP

June 26, 2007

LOUISIANA-PACIFIC SALARIED 401(k) AND PROFIT SHARING PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2006 AND 2005

	2006	2005
ASSETS:		
Cash	$ 818	$ -
Investments — at fair value:		
Common trust fund	19,583,629	21,690,843
Louisiana-Pacific Corporation common stock	18,299,002	26,421,529
Mutual funds	97,590,868	83,535,862
Total investments at fair value	135,473,499	131,648,234
Contribution receivable	1,554,547	2,192,707
Total assets	137,028,864	133,840,941
LIABILITIES — Administrative expenses payable	28,944	36,808
Net assets available for benefits at fair value	136,999,920	133,804,133
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	167,885	182,523
NET ASSETS AVAILABLE FOR BENEFITS	$137,167,805	$133,986,656

See notes to financial statements.

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Page 6 of 16 pages

LOUISIANA-PACIFIC SALARIED 401(k) AND PROFIT SHARING PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEARS ENDED DECEMBER 31, 2006 AND 2005

	2006	2005
ADDITIONS:		
Investment income:		
Dividend income	$ 6,071,870	$ 4,402,795
Net appreciation in fair value of investments (includes realized		
gains and losses)	2,899,282	2,645,132
Total investment income	8,971,152	7,047,927
Employer contributions	4,076,987	4,560,733
Employee contributions	6,959,516	6,413,967
Total additions	20,007,655	18,022,627
DEDUCTIONS:		
Administrative expenses	134,453	161,232
Distributions to participants	16,692,053	13,764,608
Total deductions	16,826,506	13,925,840
NET INCREASE	3,181,149	4,096,787
NET ASSETS AVAILABLE FOR BENEFITS — Beginning		
of year	133,986,656	129,889,869
NET ASSETS AVAILABLE FOR BENEFITS — End of year	$137,167,805	$133,986,656

See notes to financial statements.

LOUISIANA-PACIFIC SALARIED 401(k) AND PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2006 AND 2005

1. **DESCRIPTION OF PLAN**

   The following description of the Louisiana-Pacific Salaried 401(k) and Profit Sharing Plan (the "Plan") is provided for general information purposes only. Participants should refer to the Plan document for detailed information.

   General — The Plan is a defined contribution and profit sharing plan covering all salaried employees of Louisiana-Pacific Corporation (the "Plan Sponsor" or "LP"), except those members of a collective bargaining unit and temporary, leased, and nonresident aliens who receive no U.S. income. The Plan is designed to comply with applicable provisions of the Internal Revenue Code (the "Code") and the Employee Retirement Income Security Act of 1974 ("ERISA"). Any employee noted above may become a participant immediately upon hire. The Plan is administered by an administrative committee (the "Plan Administrator"), comprised of a minimum of three members appointed by LP.

   Contributions — Contributions to the Plan include (i) salary reduction contributions authorized by participants, (ii) matching contributions made by LP, (iii) discretionary profit sharing contributions made by LP, and (iv) new participant rollovers from other qualified plans.

   Each participant may authorize LP to contribute into the Plan on a pretax basis from 1% to 50% of eligible compensation. The contribution is subject to a maximum of $15,000 and $14,000 for 2006 and 2005, respectively. Participants over 50 years of age may contribute an additional $5,000 and $4,000 for 2006 and 2005, respectively, under certain circumstances.

   LP matches participant contributions at 100% of the first 3% and 25% of the next 2% of eligible compensation. LP may also make a discretionary profit sharing contribution. In 2006 and 2005, LP made a discretionary profit sharing contribution of 2% and 3% of eligible compensation. Participants may direct the investment of their contributions and the employer contributions. Participants must be employed on the last day of the Plan year to receive profit sharing contributions.

   Vesting of Benefits — Participants are immediately 100% vested in their own contributions.

   A participant shall become fully vested in employer contributions to the Plan upon the first of the following events to occur while employed by LP:

   - Completion of five years of service (three years of service for the matching account of a participant with an hour of service on or after October 1, 2001)

   - Death

   - Attainment of age 65 (age 60 for the amounts transferred from the Employee Share Ownership Trust ("ESOT") — see below)

   - Termination due to a plant closure, plant sale, or position elimination as a result of the divestiture plan announced in 2002.

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Distributions of Benefits — Participants become eligible upon the occurrence of any one of the following:

- Normal retirement of the participant at age 65

- Death of the participant

- Termination of employment.

If the participant has an account balance less than $1,000 in the Plan, distribution to a participant or beneficiary will be made in one lump-sum distribution. Installment payments or partial distributions are not permitted. If account balance is more than $1,000, participants can elect to take their balance in one lump-sum distribution or they may elect installment payments or a partial distribution.

Loans to Participants — Prior to January 1, 2007, loans to participants were not permitted under the Plan. Effective January 1, 2007, the Plan was amended to allow participant loans.

Hardship Withdrawals — No amounts may be withdrawn from a salary deferral account before a participant terminates employment with LP or attains the age of 59½, except by reason of financial hardship.

Forfeitures — Plan funds forfeited by participants who terminated employment before they were vested may be used to pay Plan expenses or be used to offset the amount LP would have otherwise contributed to the Plan. In 2006 and 2005, the amounts forfeited were $230,614 and $214,882, respectively.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting — The accompanying financial statements have been prepared on the accrual basis of accounting.

Valuation of Financial Instruments and Income Recognition — The carrying amounts of cash and the contribution receivable approximate fair value due to the short-term maturity of the instruments.

The Plan's investments in common trust funds are valued based on the fair values of the underlying investments, which are based on quoted market prices.

The Plan's investments in mutual funds and LP common stock are valued at fair value, which is determined by quoted market prices.

Dividend income is recorded on the ex-dividend date. Interest is recorded when earned. Purchases and sales of securities are recorded on a trade-date basis. Realized gains and losses from sales of investments are recorded on the average cost method.

Benefit Payments — Benefit payments are recorded when disbursed.

Use of Estimates — The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein as well as disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

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Adoption of New Accounting Standard — Effective January 1, 2006, the Plan adopted the provisions of FASB Staff Position (FSP) AAG INV-1 and SOP 94-4-1, *Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans*, with respect to fully benefit-responsive investment contracts held by the T. Rowe Price Stable Value Fund (the Fund), which is provided as a core investment option to participants in the Plan.

As provided in the FSP, an investment contract is generally permitted to be valued at contract value, rather than fair value, to the extent it is fully benefit-responsive. As also provided for by the FSP, the fully benefit-responsive investment contracts are included at fair value in the investments of the Plan and are adjusted to contract value in the statements of net assets available for Plan benefits. The provisions of the FSP have been retroactively adopted for the year ended December 31, 2005 for comparative purposes.

3. **PLAN TERMINATION**

LP reserves the right to terminate the Plan at any time, subject to Plan provisions. Upon such termination of the Plan, participants will become fully vested and the interest of each participant in the Plan will be distributed to such participant or his or her beneficiary at the time prescribed by the Plan's terms and the Code. Upon termination of the Plan, the Plan Administrator shall pay all liabilities and expenses of the Plan.

4. **ADMINISTRATION OF PLAN ASSETS**

As of December 31, 2006 and 2005, the assets of the Plan are managed by the T. Rowe Price Trust Company who invests cash received, dividends and interest income, and makes distributions to participants.

Certain administrative functions are performed by officers or employees of LP or its subsidiaries. No such officer or employee receives compensation from the Plan. Administrative expenses are paid by the Plan. Administrative expenses that are not permitted to be paid by the Plan are paid by LP.

5. **INVESTMENTS**

The following assets held by the Plan represent 5% or more of the Plan's net assets available for benefits at December 31, 2006 and 2005:

	2006	2005
T. Rowe Price Stable Value Fund	$19,583,629	$21,690,843
PIMCO Total Return Fund Institutional Class	7,320,171	7,502,637
T. Rowe Price Balanced Fund	10,742,211	9,435,210
T. Rowe Price Equity Index 500 Fund	11,101,223	10,500,192
T. Rowe Price Growth Stock Fund	13,167,926	12,107,498
T. Rowe Price Mid-Cap Value Fund	7,292,653	7,217,057
T. Rowe Price Retirement 2020 Fund	9,662,829	6,874,420
Julius Baer International Equity	10,000,807	N/A
Louisiana-Pacific Corporation common stock	18,299,002	26,421,529

N/A indicates investment did not exceed 5% of the Plan's net assets available for benefits in that year.

6. RELATED-PARTY TRANSACTIONS

As of December 31, 2006 and 2005, certain Plan investments are shares of common trust funds and mutual funds managed by T. Rowe Price Investment Management, Inc. T. Rowe Price Trust Company, an affiliate of T. Rowe Price Investment Management, Inc., is the trustee as defined by the Plan, and, therefore, the transactions related to these investments are classified as "party-in-interest" transactions.

Plan investments also include shares of LP common stock. LP is the Plan Sponsor, as defined by the Plan and, therefore, the transactions related to the LP common stock are classified as "party-in-interest" transactions.

7. TAX STATUS

The Internal Revenue Service has determined and informed the Company, by a letter dated February 13, 2002, that the Plan and related trust are designed in accordance with applicable sections of the Code. The Plan has been amended since the application for the determination letter was filed. However, the Plan's management believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Code; therefore, the Plan Administrator believes that the Plan was qualified and the related trust was tax exempt as of the financial statement date. Accordingly, no provision for income taxes has been included in the Plan's financial statements.

8. NET CHANGE IN FAIR VALUE BY INVESTMENT TYPE

The Plan's investments, including gains and losses on investments bought, sold, and held during the year, appreciated in value for the years ended December 31, 2006 and 2005:

	2006	2005
Investments — at fair value:		
Mutual funds	$ 8,059,031	$2,111,633
Common stocks	(5,159,749)	533,499
Net change in fair value	$ 2,899,282	$2,645,132

9. CONCENTRATION OF RISK

The Plan invests in various securities, including mutual funds, common stock, and common trust funds. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits.

10. RECONCILIATION TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements at December 31, 2006 to Form 5500:

Net assets available for benefits per the financial statements	$ 137,167,805
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	(167,885)
Net assets available for benefits per the Form 5500	$ 136,999,920

The following is a reconciliation of net appreciation in fair value of investments (includes realized gains and losses) for the year ended December 31, 2006 to Form 5500:

Net appreciation in fair value of investments per financial statements	$ 2,899,282
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	(167,885)
Net appreciation in fair value of investments per Form 5500	$ 2,731,397

* * * * * *

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SUPPLEMENTAL SCHEDULE

LOUISIANA-PACIFIC SALARIED 401(k) AND PROFIT SHARING PLAN

SCHEDULE H, PART IV, LINE 4i —
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2006

(a)	(b) Identity of Issue	(c) Description of Investment	(d) Number of Shares	(e) Cost	Current Value
*	T. Rowe Price Stable Value Fund	Common Trust Fund	19,751,514	(1)	$ 19,583,629
	Batterymarch Small Cap Equity Fund	Mutual Fund	488,798	(1)	5,381,667
	Julius Baer International Equity	Mutual Fund	236,818	(1)	10,000,807
	PIMCO Total Return Fund Institutional Class	Mutual Fund	705,219	(1)	7,320,171
*	T. Rowe Price Balanced Fund	Mutual Fund	504,566	(1)	10,742,211
*	T. Rowe Price Equity Income Fund	Mutual Fund	113,426	(1)	3,351,745
*	T. Rowe Price Equity Index 500 Fund	Mutual Fund	291,830	(1)	11,101,223
*	T. Rowe Price Growth Stock Fund	Mutual Fund	416,311	(1)	13,167,926
*	T. Rowe Price Mid-Cap Growth Fund	Mutual Fund	55,395	(1)	2,974,166
*	T. Rowe Price Mid-Cap Value Fund	Mutual Fund	286,886	(1)	7,292,653
*	T. Rowe Price Retirement 2010 Fund	Mutual Fund	430,340	(1)	6,829,489
*	T. Rowe Price Retirement 2020 Fund	Mutual Fund	556,935	(1)	9,662,829
*	T. Rowe Price Retirement 2030 Fund	Mutual Fund	308,558	(1)	5,736,087
*	T. Rowe Price Retirement 2040 Fund	Mutual Fund	164,918	(1)	3,092,216
*	T. Rowe Price Retirement Income Fund	Mutual Fund	71,415	(1)	937,678
*	Louisiana-Pacific Corporation	Common Stock	849,930	(1)	18,299,002
					$ 135,473,499

* Party-in-interest

(1) Cost is not required, as investments are participant-directed

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SIGNATURES

The Plan.   Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees

(or other persons who administer the Plan) have duly caused this annual report to be signed on its

behalf by the undersigned thereunto duly authorized.

LOUISIANA-PACIFIC SALARIED 401(k) AND
PROFIT SHARING PLAN
(Name of Plan)

By: Administrative Committee

By: _Jeffrey Poloway_
Jeffrey Poloway, Member

Dated: June 26, 2007

Deloitte。

Deloitte & Touche LLP
Suite 3900
111 SW Fifth Avenue
Portland, OR 97204-3642
USA

Tel: +1 503 222 1341
Fax: +1 503 224 2172
www.deloitte.com



CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statement No. 333-110243 of Louisiana-Pacific Corporation on Form S-8 of our report dated June 26, 2007, appearing in the Annual Report on Form 11-K of Louisiana-Pacific Salaried 401(k) and Profit Sharing Plan for the year ended December 31, 2006.

Deloitte + Touche LLP

Portland, Oregon
June 26, 2007

END